Exhibit 99.1

58.com Reports Fourth Quarter And Fiscal Year 2017 Unaudited Financial Results

BEIJING, March 7, 2018 -- 58.com Inc. (NYSE: WUBA) (“58.com” or the “Company”), China’s largest online market place for classifieds, today reported its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2017.

Fourth Quarter 2017 Financial Highlights

•	Total revenues were RMB2,764.7 million (US$423.1 million1), a 32.0% increase from the same quarter of 2016, exceeding the high end of the Company’s guidance of RMB2,725 million.

•	Gross margin was 90.5% compared with 89.9% in the same quarter of 2016.

•	Income from operations was RMB613.7 million (US$93.9 million), compared with income from operations of RMB193.5 million in the same quarter of 2016.

•	Non-GAAP income from operations[2] was RMB762.5 million (US$116.7 million), compared with non-GAAP income from operations of RMB317.7 million in the same quarter of 2016.

•	Net income attributable to 58.com Inc. was RMB414.1 million (US$63.4 million), compared with net loss attributable to 58.com Inc. of RMB138.0 million in the same quarter of 2016.

•	Non-GAAP net income attributable to 58.com Inc.[3] was RMB549.0 million (US$84.0 million), compared with non-GAAP net loss attributable to 58.com Inc. of RMB22.7 million in the same quarter of 2016.

•	Basic and diluted earnings per ADS attributable to ordinary shareholders were RMB2.82 (US$0.43) and RMB2.78 (US$0.43), respectively. One ADS represents two Class A ordinary shares.

•	Non-GAAP basic and diluted earnings per ADS[4] attributable to ordinary shareholders were RMB3.74 (US$0.57) and RMB3.69 (US$0.56), respectively.

1 This press release contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) solely for the convenience of the reader. Unless otherwise specified, all translations of Renminbi amounts into U.S. dollars amounts in this press release are made at RMB6.5342 to US$1.00, which was the U.S. dollars middle rate announced by the State Administration of Foreign Exchange of the People's Republic of China (PRC) on December 29, 2017. On March 6, 2018, such exchange rate was RMB6.3386 to US$1.00. The percentages stated in this press release are calculated based on the Renminbi amounts.

2 Non-GAAP income/(loss) from operations is defined as income/(loss) from operations excluding share-based compensation expenses and amortization of intangible assets resulting from business acquisitions. See “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

3 Non-GAAP net income/(loss) attributable to 58.com Inc. is defined as net income/(loss) attributable to 58.com Inc. excluding share-based compensation expenses of the Company (net of the amount allocated to noncontrolling interests), amortization of intangible assets resulting from business acquisitions, share-based compensation expenses included in share of results of equity investees, loss on conversion of Guazi Convertible Note, gain on deconsolidation and disposal of business and income tax effects of GAAP to non-GAAP reconciling items. See “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

4 Non-GAAP basic and diluted earnings/(loss) per ADS is defined as non-GAAP net income/(loss) attributable to 58.com Inc. divided by weighted average number of basic and diluted ADS.

Fiscal Year 2017 Financial Highlights

•	Total revenues were RMB10,068.8 million (US$1,540.9 million), a 32.6% increase from fiscal year 2016.

•	Gross margin was 90.8% compared with 90.7% in fiscal year 2016.

•	Income from operations was RMB1,796.5 million (US$274.9 million), compared with income from operations of RMB233.7 million in fiscal year 2016.

•	Non-GAAP income from operations was RMB2,359.2 million (US$361.1 million), compared with non-GAAP income from operations of RMB730.0 million in fiscal year 2016.

•	Net income attributable to 58.com Inc. was RMB1,285.1 million (US$196.7 million), compared with net loss attributable to 58.com Inc. of RMB783.8 million in fiscal year 2016.

•	Non-GAAP net income attributable to 58.com Inc. was RMB1,795.0 million (US$274.7 million), compared with non-GAAP net loss attributable to 58.com Inc. of RMB253.6 million in fiscal year 2016.

•	Basic and diluted earnings per ADS attributable to ordinary shareholders were RMB8.82 (US$1.35) and RMB8.70 (US$1.33), respectively.

•	Non-GAAP basic and diluted earnings per ADS attributable to ordinary shareholders were RMB12.32 (US$1.89) and RMB12.16 (US$1.86), respectively.

Management Comments

“We finished the year with another quarter of strong financial and operational results,” commented Mr. Michael Yao, Chairman and Chief Executive Officer of 58.com. “Traffic on our mobile applications continued to grow strongly, largely as a result of our continued focus on product innovation and user experience improvement. Our core categories, such as jobs, secondary housing and rentals, used automobiles, and used goods all continue to create significant opportunities for us driven by their respective industries’ rapid growth trajectory. The growth in traffic and revenues is particularly strong in lower tier cities and towns. We will continue to reinvest our increasing cash flow generated from our core businesses into these high-growth and low-penetration businesses and products to maximize the long-term value of our platform.”

Mr. Hao Zhou, Chief Financial Officer of 58.com added, “We continued to see strong growth in revenue, traffic and margins during the quarter. Our revenues exceeded guidance once again. Free cash flow for year 2017 was approximately US$400 million, up 63.3% from 2016. As revenues continue to grow and the margins of our core businesses expand further, we will invest more in technology and areas that will further strengthen our leadership position in our core categories.”

Fourth Quarter 2017 Financial Results

Revenues

Total revenues were RMB2,764.7 million (US$423.1 million), representing an increase of 32.0% from RMB2,094.8 million in the same quarter of 2016.

Membership revenues were RMB1,038.8 million (US$159.0 million), an increase of 27.9% from RMB812.0 million in the same quarter of 2016. The increase in membership revenues was primarily driven by an increase in the number of subscription-based paying membership accounts. The total number of subscription-based paying membership accounts on the Company's platforms, which include 58.com, Ganji.com and Anjuke.com, was approximately 2,654,000 during the fourth quarter of 2017, a 28.2% increase from approximately 2,070,000 in the same quarter of 2016. The Company defines subscription-based paying membership accounts as the registered accounts through which users have purchased the Company’s membership subscriptions. The number of subscription-based paying membership accounts in a given period represents the paying merchant members whose membership subscriptions are in their service period at any point during the given period. Some paying merchant members purchase membership services from more than one Company platform which contributes separately to the revenues of each platform.

Online marketing services revenues were RMB1,644.5 million (US$251.7 million), an increase of 38.3% from RMB1,189.4 million in the same quarter of 2016. The increase was primarily driven by the increasing adoption and effectiveness of the Company’s various online marketing services such as real-time bidding, priority listing and various other online marketing services.

Cost of Revenues

Cost of revenues was RMB262.9 million (US$40.2 million), an increase of 23.8% from RMB212.2 million in the same quarter of 2016. The year-over-year increase in the 58.com’s cost of revenues was primarily driven by increases in salaries and benefits for customer service staff and costs of used goods sold.

Gross Profit and Gross Margin

Gross profit was RMB2,501.8 million (US$382.9 million), an increase of 32.9% from RMB1,882.5 million during the same quarter of 2016.

Gross margin was 90.5%, compared with 89.9% during the same quarter of 2016.

Operating Expenses

Operating expenses were RMB1,888.1 million (US$289.0 million), an increase of 11.8% from RMB1,689.0 million in the same quarter of 2016.

Sales and marketing expenses in the fourth quarter of 2017 were RMB1,338.6 million (US$204.9 million), an increase of 9.3% from RMB1,224.7 million in the same quarter in 2016.

Within sales and marketing expenses, advertising expenses accounted for RMB511.9 million (US$78.3 million) and RMB454.4 million in the fourth quarter of 2017 and 2016, respectively. The increase was primarily due to an increase in advertising expenses associated with the promotion of the 58.com and Zhuan Zhuan brands.

Other sales and marketing expenses in the fourth quarter of 2017 were RMB826.7 million (US$126.6 million), an increase of 7.3% from RMB770.3 million in the same quarter in 2016. Other sales and marketing expenses primarily include salaries, benefits and sales commissions, as well as office overhead expenses associated with sales, customer service and marketing teams. The increase was primarily driven by increased commissions for the Company’s sales, customer service and marketing teams.

Research and development expenses in the fourth quarter of 2017 were RMB357.9 million (US$54.8 million), an increase of 14.2% from RMB313.4 million in the same quarter of 2016. The increase was primarily due to increased salaries and benefits as well as share-based compensation expenses for the research and development of new features and services.

General and administrative expenses in the fourth quarter of 2017 were RMB191.6 million (US$29.3 million), an increase of 27.0% from RMB150.9 million in the same quarter of 2016. The increase was primarily driven by an increase in salaries, share-based compensation expenses and other administrative related expenses.

Income from Operations

Income from operations was RMB613.7 million (US$93.9 million) in the fourth quarter of 2017, compared with income from operations of RMB193.5 million in the same quarter of 2016. Operating margin, defined as income from operations divided by total revenues, was 22.2% in the fourth quarter of 2017, compared with 9.2% in the same quarter of 2016.

Non-GAAP income from operations was RMB762.5 million (US$116.7 million) in the fourth quarter of 2017, compared with non-GAAP income from operations of RMB317.7 million in the same quarter of 2016. Non-GAAP operating margin, defined as non-GAAP income from operations divided by total revenues, was 27.6% in the fourth quarter of 2017, compared with 15.1% in the same quarter of 2016.

Other Expenses

Other expenses in the fourth quarter of 2017 were RMB123.8 million (US$19.0 million), compared with other expenses of RMB365.5 million in the same quarter of 2016. Other expenses in the fourth quarter of 2017 mainly included a RMB198.3 million share of results of equity investees, which primarily consisted of a RMB186.4 million share of the net loss attributable to 58 Home’s ordinary shareholders calculated based on the Company’s ordinary shareholding in 58 Home, which was partially offset by investment income of RMB27.5 million and government subsidies of RMB25.7 million.

Net Income/(Loss) Attributable to 58.com Inc.

Net income attributable to 58.com Inc. was RMB414.1 million (US$63.4 million) in the fourth quarter of 2017, compared with net loss attributable to 58.com Inc. of RMB138.0 million in the same quarter of 2016. Net margin, defined as net income /(loss) attributable to 58.com Inc. divided by total revenues, was 15.0% in the fourth quarter of 2017, compared with negative 6.6% in the same quarter of 2016.

Non-GAAP net income attributable to 58.com Inc. was RMB549.0 million (US$84.0 million) in the fourth quarter of 2017, compared with non-GAAP net loss attributable to 58.com Inc. of RMB22.7 million in the same quarter of 2016. Non-GAAP net margin, defined as non-GAAP net income /(loss) attributable to 58.com Inc. divided by total revenues, was 19.9% in the fourth quarter of 2017, compared with negative 1.1% in the same quarter of 2016.

Basic and Diluted Earnings per ADS

Basic and diluted earnings per ADS attributable to ordinary shareholders in the fourth quarter of 2017 were RMB2.82 (US$0.43) and RMB2.78 (US$0.43), compared with basic and diluted losses per ADS attributable to ordinary shareholders of RMB0.95, in the same quarter of 2016.

Non-GAAP basic and diluted earnings per ADS attributable to ordinary shareholders in the fourth quarter of 2017 were RMB3.74 (US$0.57) and RMB3.69 (US$0.56), respectively, compared with non-GAAP basic and diluted losses per ADS attributable to ordinary shareholders of RMB0.16 in the same quarter of 2016.

Cash Flow

Net cash provided by operating activities was RMB875.8 million (US$134.0 million) in the fourth quarter of 2017, compared with net cash provided by operating activities of RMB842.2 million in the same quarter of 2016.

Fiscal Year 2017 Financial Results

Revenues

Total revenues were RMB10,068.8 million (US$1,540.9 million), representing an increase of 32.6% from RMB7,592.1 million during fiscal year 2016.

Membership revenues were RMB3,789.5 million (US$580.0 million), an increase of 28.4% from RMB2,951.1 million during fiscal year 2016. The increase in membership revenues was primarily driven by an increase in the number of subscription-based paying membership accounts. The number of quarterly average paying membership accounts on the Company’s platforms, which include 58.com, Ganji.com and Anjuke.com, was approximately 2,485,000 during fiscal year 2017.

Online marketing services revenues were RMB5,978.5 million (US$915.0 million), an increase of 37.0% from RMB4,363.8 million during fiscal year 2016. The increase was primarily driven by the increasing adoption and effectiveness of the Company’s various online marketing services such as real-time bidding, priority listing and various other online marketing services.

Cost of Revenues

Cost of revenues was RMB925.5 million (US$141.6 million), an increase of 30.9% from RMB707.2 million during fiscal year 2016. The year-over-year increase was primarily driven by increases in salaries and benefits for customer service staff, costs of used goods sold, and other types of website maintenance-related costs such as depreciation expenses.

Gross Profit and Gross Margin

Gross profit was RMB9,143.3 million (US$1,399.3 million), an increase of 32.8% from RMB6,884.9 million during fiscal year 2016.

Gross margin was 90.8%, compared with 90.7% during fiscal year 2016.

Operating Expenses

Operating expenses were RMB7,346.8 million (US$1,124.4 million), representing an increase of 10.5% from RMB6,651.2 million during fiscal year 2016.

Sales and marketing expenses in fiscal year 2017 were RMB5,212.4 million (US$797.7 million), an increase of 5.5% from RMB4,941.4 million during fiscal year 2016.

Within sales and marketing expenses, advertising expenses accounted for RMB2,087.1 million (US$319.4 million) and RMB2,040.0 million during fiscal year 2017 and 2016, respectively. The increase was primarily due to an increase in advertising expenses associated with the promotion of the 58.com and Zhuan Zhuan brands.

Other sales and marketing expenses in fiscal year 2017 were RMB3,125.3 million (US$478.3 million), an increase of 7.7% from RMB2,901.4 million during fiscal year 2016. Other sales and marketing expenses primarily include salaries, benefits and sales commissions as well as office overhead expenses associated with sales, customer service and marketing teams. The increase was primarily driven by increased commissions and share-based compensation expenses for the Company’s sales, customer service and marketing teams.

Research and development expenses in fiscal year 2017 were RMB1,368.4 million (US$209.4 million), an increase of 23.5% from RMB1,107.9 million during fiscal year 2016. The increase was primarily due to increased salaries and benefits as well as share-based compensation expenses associated with the hiring of additional employees for research and development of new features and services.

General and administrative expenses in fiscal year 2017 were RMB766.0 million (US$117.2 million), an increase of 27.3% from RMB601.9 million during fiscal year 2016. The increase was primarily driven by an increase in salaries, share-based compensation expenses and other administrative related expenses.

Income from Operations

Income from operations was RMB1,796.5 million (US$274.9 million) in fiscal year 2017, compared with income from operations of RMB233.7 million during fiscal year 2016. Operating margin was 17.8% in fiscal year of 2017, compared with 3.1% during fiscal year 2016.

Non-GAAP income from operations was RMB2,359.2 million (US$361.1 million) in fiscal year 2017, compared with non-GAAP income from operations of RMB730.0 million during fiscal year 2016. Non-GAAP operating margin was 23.4% during fiscal year 2017, compared with 9.6% during fiscal year 2016.

Other Expenses

Other expenses in fiscal year 2017 were RMB260.5 million (US$39.9 million), compared with other expenses of RMB1,057.7 million during fiscal year 2016. Other expenses in fiscal year 2017 mainly included a RMB687.4 million share of results of equity investees, which primarily consisted of a RMB663.2 million share of the net loss attributable to 58 Home’s ordinary shareholders calculated based on the Company’s ordinary shareholding in 58 Home, which was partially offset by investment income of RMB342.2 million and government subsidies of RMB81.4 million.

Net Income/(Loss) Attributable to 58.com Inc.

Net income attributable to 58.com Inc. was RMB1,285.1 million (US$196.7 million) in fiscal year 2017, compared with net loss attributable to 58.com Inc. of RMB783.8 million during fiscal year 2016. Net margin was positive 12.8% in fiscal year of 2017, compared with negative 10.3% during fiscal year 2016.

Non-GAAP net income attributable to 58.com Inc. was RMB1,795.0 million (US$274.7 million) in fiscal year 2017, compared with non-GAAP net loss attributable to 58.com Inc. of RMB253.6 million during fiscal year 2016. Non-GAAP net margin was positive 17.9% in fiscal year 2017, compared with negative 3.4% during fiscal year 2016.

Basic and Diluted Earnings/(Loss) per ADS

Basic and diluted earnings per ADS attributable to ordinary shareholders in fiscal year 2017 were RMB8.82 (US$1.35) and RMB8.70 (US$1.33), compared with basic and diluted losses per ADS attributable to ordinary shareholders of RMB5.46, during fiscal year 2016.

Non-GAAP basic and diluted earnings per ADS attributable to ordinary shareholders in fiscal year 2017 were RMB12.32 (US$1.89) and RMB12.16 (US$1.86), respectively, compared with non-GAAP basic and diluted losses per ADS attributable to ordinary shareholders of RMB1.77 during fiscal year 2016.

Cash Flow

Net cash provided by operating activities was RMB2,697.3 million (US$412.8 million) in fiscal year 2017, compared with net cash provided by operating activities of RMB1,887.8 million during fiscal year 2016.

Cash and Cash Equivalents and Short-term Investments

As of December 31, 2017, the Company had cash and cash equivalents and short-term investments of RMB4,962.7 million (US$759.5 million).

Shares Outstanding

As of December 31, 2017, the Company had a total of 293,965,131 ordinary shares (including 245,924,871 Class A and 48,040,260 Class B ordinary shares) issued and outstanding. One ADS represents two Class A ordinary shares.

Business Outlook

Based on the Company’s current operations, total revenues for the first quarter of 2018 are expected to be between RMB2,290 million and RMB2,390 million. This represents a year-over-year increase of 15.2% to 20.2% in Renminbi amounts. These estimates reflect the Company’s current and preliminary view, which is subject to change.

Non-GAAP Financial Measures

To supplement the financial measures prepared in accordance with generally accepted accounting principles in the United States, or GAAP, this press release presents non-GAAP income/(loss) from operations, non-GAAP operating margin, non-GAAP net income/(loss) attributable to 58.com Inc., non-GAAP net margin and non-GAAP basic and diluted earnings/(loss) per share and per ADS by excluding share-based compensation expenses of the Company (net of the amount allocated to noncontrolling interests), amortization of intangible assets resulting from business acquisitions, share-based compensation expenses included in share of results of equity investees, loss on conversion of Guazi Convertible Note, gain on deconsolidation and disposal of business and income tax effects of GAAP to non-GAAP reconciling items. The Company believes these non-GAAP financial measures are important to help investors understand the Company’s operating and financial performance, compare business trends among different reporting periods on a consistent basis and assess the Company’s core operating results, as they exclude certain expenses that are not expected to result in cash payments.  The use of the above non-GAAP financial measures has certain limitations. Share-based compensation expenses, amortization of intangible assets resulting from business acquisitions, non-cash gain or loss and income tax effects resulting from GAAP to non-GAAP reconciling items have been and will continue to be incurred in the future and are not reflected in the presentation of the non-GAAP financial measures, but should be considered in the overall evaluation of the Company’s results. The Company compensates for these limitations by providing the relevant disclosure of its share-based compensation expenses of the Company (net of the amount allocated to noncontrolling interests), amortization of intangible assets resulting from business acquisitions, share-based compensation expenses included in share of results of equity investees, loss on conversion of Guazi Convertible Note, gain on deconsolidation and disposal of business and income tax effects of GAAP to non-GAAP reconciling items, all of which should be considered when evaluating the Company’s performance. These non-GAAP financial measures should be considered in addition to financial measures prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, financial measures prepared in accordance with GAAP. Reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure is set forth at the end of this release.

Conference Call

58.com’s management will host an earnings conference call on Thursday, March 8, 2018 at 8:00 a.m. U.S. Eastern Time (9:00 p.m. Beijing / Hong Kong time on the same day).

Dial-in details for the earnings conference call are as follows:

International:	+1-412-317-5225
U.S. Toll Free:	+1-866-235-9918
Hong Kong:	800-905945
China:	4001-201203
Passcode:	WUBA

Please dial in 15 minutes before the call is scheduled to begin and provide the passcode to join the call.

A telephone replay of the call will be available after the conclusion of the conference call through 8:00 a.m. U.S. Eastern Time, March 15, 2018. The dial-in details for the replay are as follows:

International:	+1-412-317-0088
U.S. Toll Free:	+1-877-344-7529
Passcode:	10117724

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of 58.com’s website at http://ir.58.com.

About 58.com Inc.

58.com Inc. (NYSE: WUBA) operates China’s largest online marketplace for classifieds, as measured by monthly unique visitors on both its www.58.com website and mobile applications. The Company’s online marketplace enables local merchants and consumers to connect, share information and conduct business. 58.com’s broad, in-depth and high quality local information, combined with its easy-to-use website and mobile applications, has made it a trusted marketplace for consumers. 58.com’s strong brand recognition, large and growing user base, merchant network and massive database of local information create a powerful network effect.

Safe Harbor Statements

This press release contains forward-looking statements made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. 58.com may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about 58.com’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: 58.com’s goals and strategies; its future business development, financial condition and results of operations; its ability to retain and grow its user base and network of local merchants for its online marketplace; the growth of, and trends in, the markets for its services in China; the demand for and market acceptance of its brand and services; competition in its industry in China; its ability to maintain the network infrastructure necessary to operate its website and mobile applications; relevant government policies and regulations relating to the corporate structure, business and industry; and its ability to protect its users' information and adequately address privacy concerns. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and 58.com does not undertake any obligation to update such information, except as required under applicable law.

For more information, please contact:

58.com Inc.

ir@58.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com

58.com Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share data, unless otherwise noted)

	As of
	December 31, 2016	December 31, 2017	December 31, 2017
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	1,200,457	1,524,982	233,385
Restricted cash-current	1,151,940	93,350	14,286
Term deposits	26,361	–	–
Short-term investments	833,480	3,437,707	526,110
Accounts receivable, net	424,892	667,750	102,193
Prepayments and other current assets	426,056	657,272	100,590
Total current assets	4,063,186	6,381,061	976,564
Non-current assets:
Restricted cash-non-current	–	792,000	121,208
Property and equipment, net	1,480,921	1,351,681	206,863
Intangible assets, net	1,532,228	1,309,566	200,417
Land use rights, net	3,766	3,688	564
Goodwill	15,903,677	15,864,655	2,427,941
Long-term investments	2,118,461	1,808,601	276,790
Long-term prepayments and other non-current assets	223,767	755,260	115,586
Total non-current assets	21,262,820	21,885,451	3,349,369
Total assets	25,326,006	28,266,512	4,325,933
LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term loans	1,842,720	75,000	11,478
Accounts payable	611,947	624,300	95,543
Deferred revenues	1,845,846	2,123,755	325,021
Customer advances	1,236,076	1,365,437	208,968
Taxes payable	62,084	186,491	28,541
Salary and welfare payable	553,506	536,831	82,157
Accrued expenses and other current liabilities	727,904	689,134	105,466
Total current liabilities	6,880,083	5,600,948	857,174
Non-current liabilities:
Long-term loans	150,000	777,427	118,978
Deferred tax liabilities	373,810	319,219	48,854
Other non-current liabilities	69,937	17,376	2,659
Total non-current liabilities	593,747	1,114,022	170,491
Total liabilities	7,473,830	6,714,970	1,027,665
Mezzanine equity:
Mezzanine classified noncontrolling interests	86,457	1,736,405	265,741
Total mezzanine equity	86,457	1,736,405	265,741
Shareholders’ equity:
58.com Inc. shareholders’ equity:
Ordinary shares (US$0.00001 par value, 4,800,000,000 Class A and 200,000,000 Class B shares authorized, 240,930,737 Class A and 48,740,260 Class B shares issued and outstanding as of December 31, 2016 and 245,924,871 Class A and 48,040,260 Class B shares issued and outstanding as of December 31, 2017, respectively)	18	18	3
Additional paid-in capital	20,907,599	21,488,376	3,288,600
Accumulated deficit	(3,070,735)	(1,689,683)	(258,590)
Accumulated other comprehensive loss	(138,597)	(55,671)	(8,520)
Total 58.com Inc. shareholders’ equity	17,698,285	19,743,040	3,021,493
Noncontrolling interests	67,434	72,097	11,034
Total shareholders’ equity	17,765,719	19,815,137	3,032,527
Total liabilities, mezzanine equity and shareholders’ equity	25,326,006	28,266,512	4,325,933

58.com Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except share, per share and per ADS data, unless otherwise noted)

	For the Three Months Ended			For the Fiscal Year Ended
	December 31, 2016	December 31, 2017	December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2017
	RMB	RMB	US$	RMB	RMB	US$
Revenues:
Membership	812,021	1,038,812	158,981	2,951,135	3,789,524	579,952
Online marketing services	1,189,380	1,644,486	251,674	4,363,777	5,978,491	914,954
E-commerce services	44,520	17,450	2,671	166,753	73,941	11,316
Other services	48,852	63,934	9,785	110,462	226,824	34,713
Total revenues	2,094,773	2,764,682	423,111	7,592,127	10,068,780	1,540,935
Cost of revenues(1)	(212,238)	(262,853)	(40,227)	(707,237)	(925,497)	(141,639)
Gross profit	1,882,535	2,501,829	382,884	6,884,890	9,143,283	1,399,296
Operating expenses(1):
Sales and marketing expenses	(1,224,702)	(1,338,587)	(204,859)	(4,941,380)	(5,212,360)	(797,704)
Research and development expenses	(313,389)	(357,898)	(54,773)	(1,107,897)	(1,368,441)	(209,427)
General and administrative expenses	(150,915)	(191,631)	(29,327)	(601,906)	(766,017)	(117,232)
Total operating expenses	(1,689,006)	(1,888,116)	(288,959)	(6,651,183)	(7,346,818)	(1,124,363)
Income from operations	193,529	613,713	93,925	233,707	1,796,465	274,933
Other income/(expenses):
Interest income/(expenses), net	(9,401)	7,515	1,150	(48,640)	(1,623)	(248)
Investment income/(loss), net	(131,994)	27,538	4,214	(145,411)	342,241	52,377
Share of results of equity investees	(225,178)	(198,333)	(30,353)	(926,740)	(687,400)	(105,200)
Gain on deconsolidation and disposal of businesses	–	–	–	79,581	–	–
Foreign currency exchange gain/(loss), net	229	296	45	(3,727)	793	121
Others, net	849	39,157	5,993	(12,713)	85,455	13,078
Income/(loss) before tax	(171,966)	489,886	74,974	(823,943)	1,535,931	235,061
Income tax benefits/(expenses)	37,639	(42,144)	(6,450)	50,980	(146,689)	(22,449)
Net income/(loss)	(134,327)	447,742	68,524	(772,963)	1,389,242	212,612
Add: Net loss/(income) attributable to noncontrolling interests	958	(763)	(117)	4,916	(4,667)	(714)
Less: Deemed dividend to mezzanine classified noncontrolling interests	(4,604)	(32,922)	(5,038)	(15,717)	(99,507)	(15,228)
Net income/(loss) attributable to 58.com Inc.	(137,973)	414,057	63,369	(783,764)	1,285,068	196,670
Net earnings/(loss) per ordinary share attributable to ordinary shareholders - basic	(0.48)	1.41	0.22	(2.73)	4.41	0.67
Net earnings/(loss) per ordinary share attributable to ordinary shareholders - diluted	(0.48)	1.39	0.21	(2.73)	4.35	0.67
Net earnings/(loss) per ADS attributable to ordinary shareholders – basic (1 ADS represents 2 Class A ordinary shares)	(0.95)	2.82	0.43	(5.46)	8.82	1.35
Net earnings/(loss) per ADS attributable to ordinary shareholders – diluted (1 ADS represents 2 Class A ordinary shares)	(0.95)	2.78	0.43	(5.46)	8.70	1.33
Weighted average number of ordinary shares used in computing basic earnings/(loss) per share	289,523,186	293,323,477	293,323,477	286,975,068	291,475,725	291,475,725
Weighted average number of ordinary shares used in computing diluted earnings/(loss) per share	289,523,186	297,680,844	297,680,844	286,975,068	295,304,995	295,304,995

Note:

(1)	Share-based compensation expenses were allocated in cost of revenues and operating expenses as follows:

Cost of revenues	387	1,139	174	490	3,278	502
Sales and marketing expenses	17,773	17,940	2,746	59,017	69,926	10,702
Research and development expenses	29,439	34,856	5,334	98,515	126,116	19,301
General and administrative expenses	19,152	44,808	6,857	108,553	151,249	23,147

58.com Inc.

Reconciliation of GAAP and Non-GAAP Results

(in thousands, except share, ADS, per share and per ADS data, unless otherwise noted)

	For the Three Months Ended			For the Fiscal Year Ended
	December 31, 2016	December 31, 2017	December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2017
	RMB	RMB	US$	RMB	RMB	US$
GAAP income from operations	193,529	613,713	93,925	233,707	1,796,465	274,933
Share-based compensation expenses[5]	66,751	93,463	14,303	266,575	339,837	52,010
Amortization of intangible assets resulting from business acquisitions	57,432	55,348	8,471	229,728	222,865	34,107
Non-GAAP income from operations	317,712	762,524	116,699	730,010	2,359,167	361,050

GAAP net income/(loss) attributable to 58.com Inc.	(137,973)	414,057	63,369	(783,764)	1,285,068	196,670
Share-based compensation expenses	66,751	93,463	14,303	266,575	339,837	52,010
Share-based compensation attributable to noncontrolling interests	–	–	–	(151)	–	–
Amortization of intangible assets resulting from business acquisitions	57,432	55,348	8,471	229,728	222,865	34,107
Share-based compensation expenses included in share of results of equity investees	5,455	(292)	(45)	78,826	2,094	320
Loss on conversion of Guazi Convertible Note	–	–	–	84,177	–	–
Gain on deconsolidation and disposal of business	–	–	–	(79,581)	–	–
Income tax effects of GAAP to non-GAAP reconciling items[6]	(14,358)	(13,555)	(2,074)	(49,444)	(54,872)	(8,398)
Non-GAAP net income/(loss) attributable to 58.com Inc.	(22,693)	549,021	84,024	(253,634)	1,794,992	274,709

GAAP operating margin	9.2%	22.2%	22.2%	3.1%	17.8%	17.8%
Share-based compensation expenses	3.2%	3.4%	3.4%	3.5%	3.4%	3.4%
Amortization of intangible assets resulting from business acquisitions	2.7%	2.0%	2.0%	3.0%	2.2%	2.2%
Non-GAAP operating margin	15.1%	27.6%	27.6%	9.6%	23.4%	23.4%

GAAP net margin	(6.6)%	15.0%	15.0%	(10.3)%	12.8%	12.8%
Share-based compensation expenses	3.2%	3.4%	3.4%	3.5%	3.4%	3.4%
Share-based compensation attributable to noncontrolling interests	–	–	–	0.0%	–	–
Amortization of intangible assets resulting from business acquisitions	2.7%	2.0%	2.0%	3.0%	2.2%	2.2%
Share-based compensation expenses included in share of results of equity investees	0.3%	0.0%	0.0%	1.0%	0.0%	0.0%
Loss on conversion of Guazi Convertible Note	–	–	–	1.1%	–	–
Gain on deconsolidation and disposal of business	–	–	–	(1.0)%	–	–
Income tax effects of GAAP to non-GAAP reconciling items	(0.7)%	(0.5)%	(0.5)%	(0.7)%	(0.5)%	(0.5)%
Non-GAAP net margin	(1.1)%	19.9%	19.9%	(3.4)%	17.9%	17.9%

Weighted average number of ordinary shares used in computing non-GAAP basic earnings/(loss) per share	289,523,186	293,323,477	293,323,477	286,975,068	291,475,725	291,475,725
Weighted average number of ordinary shares used in computing non-GAAP diluted earnings/(loss) per share	289,523,186	297,680,844	297,680,844	286,975,068	295,304,995	295,304,995
Weighted average number of ADS used in computing non-GAAP basic earnings/(loss) per ADS	144,761,593	146,661,739	146,661,739	143,487,534	145,737,863	145,737,863
Weighted average number of ADS used in computing non-GAAP diluted earnings/(loss) per ADS	144,761,593	148,840,422	148,840,422	143,487,534	147,652,498	147,652,498

Non-GAAP net earnings/(loss) per ordinary share attributable to ordinary shareholders - basic	(0.08)	1.87	0.29	(0.88)	6.16	0.94
Non-GAAP net earnings /(loss) per ordinary share attributable to ordinary shareholders - diluted	(0.08)	1.84	0.28	(0.88)	6.08	0.93
Non-GAAP net earnings /(loss) per ADS attributable to ordinary shareholders - basic	(0.16)	3.74	0.57	(1.77)	12.32	1.89
Non-GAAP net earnings /(loss) per ADS attributable to ordinary shareholders - diluted	(0.16)	3.69	0.56	(1.77)	12.16	1.86

5 In 2017, certain share-based awards with redemption features granted to our employees were expected to be settled in cash and were classified as liabilities. The share-based compensation expenses recognized for this type of awards amounted to RMB5.3 million in the fourth quarter of 2017 and RMB10.7 million in fiscal year 2017 were excluded from the GAAP to non-GAAP reconciliation accordingly.

6 This is to exclude the income tax benefits related to amortization of intangible assets resulting from business acquisitions calculated at PRC statutory income tax rate of 25% and income tax expense related to dispose of business. Other GAAP to non-GAAP reconciling items have no income tax effect.